UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41407

TOP FINANCIAL GROUP LIMITED
(Translation of registrant’s name into English)

118 Connaught Road West
Room 1101
Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

On February 11, 2024, Top Financial Group Limited (the “Company”, “we”, “us” or “our”) entered into a securities purchase agreement (the “Purchase Agreement”) with an investor (the “Investor”) providing for the issuance and sale of (i) 2,000,000 ordinary shares of the Company, par value $0.001 per share (the “Ordinary Shares”), and (ii) registered warrants to purchase up to an aggregate of 2,000,000 Ordinary Shares at $2.75 per share, subject to adjustments thereunder, including a reduction in the exercise price, in the event of a subsequent offering at a price less than the then current exercise price, to the same price as the price in such offering (the “Registered Warrants”, and the ordinary shares underlying such warrants, the “Registered Warrant Shares”) at a purchase price of $2.50 per Ordinary Share and accompanying Registered Warrant. The Registered Warrants are exercisable immediately upon issuance and will expire three (3) months from the date of issuance.

Pursuant to the Purchase Agreement, the Ordinary Shares, the Registered Warrants and the Registered Warrant Shares will be issued to the Investor in a registered direct offering (the “Offering”) and registered under the Securities Act of 1933, as amended, pursuant to a prospectus supplement to the Company’s currently effective registration statement on Form F-3 (File No. 333-273066), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2023 and declared effective on September 29, 2023 (the “Shelf Registration Statement”). The Company filed the prospectus supplement for the Offering on February 13, 2024.

The Offering was conducted pursuant to a placement agency agreement, dated February 11, 2024 (the “Placement Agency Agreement”), between the Company and Univest Securities, LLC (the “Placement Agent”). The Placement Agent has agreed to use its “reasonable best efforts” to solicit offers to purchase the Ordinary Shares and the Registered Warrants. The Placement Agent has no obligation to purchase any of the Securities or to arrange for the purchase or sale of any specific number or dollar amount of Securities. The Company has agreed to pay the Placement Agent a total cash fee equal to seven percent (7.0%) of the aggregate gross proceeds raised in this Offering. The Company has also agreed to reimburse the Placement Agent for all travel and other out-of-pocket expenses, including the reasonable fees, costs and disbursements of its legal fees which shall be limited to, in the aggregate, $150,000.

The Company expects the Offering to close on or about February 14, 2024, subject to the satisfaction of customary closing conditions in the Purchase Agreement. The Purchase Agreement contains customary representations, warranties and agreements of the Company and the Investor and customary indemnification rights and obligations of the parties thereto. The Investor had pre-existing relationships with the Placement Agent; the Company did not engage in general solicitation or advertising with regard to the issuance and sale of the Securities. The Investor represented that they are accredited investors and purchased the Securities for investment and not with a view to distribution.

The Company will receive gross proceeds in the amount of $5 million, before deducting placement agent’s cash fee, reimbursement of accountable expenses, and other estimated Offering fees and expenses payable by the Company. The Company plans to use the net proceeds from this Offering for working capital and general corporate purposes.

The foregoing description of the Placement Agency Agreement, the Purchase Agreement, and the Registered Warrants, are qualified in their entirety by reference to the full text of such documents, the forms of which are attached as Exhibits 10.1, 10.2, and 4.1, respectively, to this report on Form 6-K, and which are incorporated herein in their entirety by reference. The Company is filing the opinion of its Cayman Islands counsel, Harney Westwood & Riegels, relating to the legality of the issuance and sale of the Ordinary Shares, the Registered Warrants, and the Registered Warrant Shares as Exhibit 5.1 hereto, and the opinion of its U.S. counsel, Ortoli Rosenstadt LLP, relating to the legality of the issuance and sale of the Registered Warrants as Exhibit 5.2 hereto. Exhibit 5.1 and Exhibit 5.2 are incorporated herein by reference and into the Shelf Registration Statement.

The prospectus supplement relating to the Registered Offering will be available on the SEC’s web site at http://www.sec.gov.

Exhibit Index

Exhibit No.	Description
4.1	Form of Registered Warrants
5.1	Opinion of Harney Westwood & Riegels
5.2	Opinion of Ortoli Rosenstadt LLP
10.1	Placement Agency Agreement, dated February 11, 2024
10.2	Form of Securities Purchase Agreement between the Company and certain Investor
23.1	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)
23.2	Consent of Ortoli Rosenstadt LLP (included in Exhibit 5.2)
99.1	Pricing Press Release dated February 12, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2024	TOP Financial Group Limited

	By:	/s/ Ka Fai Yuen
	Name:	Ka Fai Yuen
	Title:	Chief Executive Officer

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